UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.
Commission File No. 1-768
CATERPILLAR INC. TAX DEFERRED RETIREMENT PLAN (Full title of the plan and the address of the plan, if different from that of the issuer named below)
CATERPILLAR INC. 100 NE Adams Street, Peoria, Illinois 61629 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Caterpillar Inc.
Tax Deferred Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2011 and 2010

Caterpillar Inc.
Tax Deferred Retirement Plan Index

Page(s)
Report of Independent Registered Public Accounting Firm
Financial Statements
Statements of Net Assets Available for Benefits, December 31, 2011 and 2010	1
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2011 and 2010	2
Notes to Financial Statements as of and for the Years Ended December 31, 2011 and 2010	3
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2011	16
Signatures	17
Exhibit Index
23.1 - Consent of Independent Registered Public Accounting Firm
Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants, Plan Administrator
and Benefit Funds Committee of the
Caterpillar Inc. Tax Deferred Retirement Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Caterpillar Inc. Tax Deferred Retirement Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois
June 26, 2012

Caterpillar Inc. Tax Deferred Retirement Plan
Statements of Net Assets Available for Benefits December 31, 2011 and 2010

(in thousands of dollars)	2011	2010
Investments
Interest in the Master Trust	$78,445	$67,529
Other investments – participant directed brokerage accounts	76	67
Total investments	78,521	67,596
Receivables
Participant notes receivable	9,792	6,918
Participant contributions receivable	3	—
Employer contributions receivable	13,452	4,357
Total receivables	23,247	11,275

Net assets available for benefits, at fair value	101,768	78,871
Adjustment from fair value to contract value for fully benefit-responsive synthetic guaranteed investment contracts	(60)	85
Net assets available for benefits	$101,708	$78,956

The accompanying notes are an integral part of these financial statements.

Caterpillar Inc. Tax Deferred Retirement Plan
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2011 and 2010

(in thousands of dollars)	2011	2010
Investment income (loss)
Plan interest in net investment income (loss) of the Master Trust	$(612)	$13,923
Net investment income (loss) from participant directed brokerage accounts	(8)	6
Net investment income (loss)	(620)	13,929
Interest income
Participant notes receivable	330	223
Contributions
Participant	10,401	7,317
Employer	17,575	7,385
Legal settlement	—	398
Total contributions	27,976	15,100
Deductions
Withdrawals	(4,853)	(6,532)
Administrative expenses	(65)	(37)
Total deductions	(4,918)	(6,569)

Increase in net assets available for benefits	22,768	22,683

Transfers
Transfers to other plans, net	(16)	—

Net increase in net assets available for benefits	22,752	22,683
Net assets available for benefits
Beginning of year	78,956	56,273
End of year	$101,708	$78,956

The accompanying notes are an integral part of these financial statements.

Caterpillar Inc. Tax Deferred Retirement Plan
Notes to Financial Statements December 31, 2011 and 2010

1.	Plan Description
The following description of the Caterpillar Inc. Tax Deferred Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

General
The Plan is a contributory defined contribution plan established by Caterpillar Inc. (the “Company”) to enable eligible employees of the Company and its subsidiaries (the “participating employers”), which adopt the Plan to accumulate funds for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”).

Participation
Employees of the participating employers who are covered under collective bargaining agreements to which the Plan is extended who meet certain age, service and citizenship or residency requirements are eligible to participate in the Plan. Each employee will be eligible if the employee was hired on or after a specific date varying by union (primarily January 10, 2005) but is not eligible to participate in the Company's Tax Deferred Savings Plan. Participating eligible employees (the “participants”) elect to defer a portion of their compensation through pre-tax contributions.

Participant Accounts
Accounts are separately maintained for each participant. The participant's account is credited with the participant's contribution as defined below, employer matching contributions, employer non-elective contributions, and an allocation of Plan earnings/losses and charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. Participant benefits are limited to their vested account balance.

Contributions
Participant contributions are made through a pre-tax deferral arrangement as elected by the participants. Participants who are at least 50 years old by the end of the calendar year are allowed to make a catch-up contribution for that year. Contributions are subject to certain limitations set by the Internal Revenue Code.

Employer matching contributions are 50 percent of elective participant contributions up to a maximum of 6 percent of eligible compensation. Participants also receive an annual employer non-elective contribution equal to 3 percent of eligible compensation for the Plan year, subject to eligibility requirements. The non-elective contribution is included as an Employer contributions receivable on the Statements of Net Assets Available for Benefits and was $5.7 million and $4.3 million for the 2011 and 2010 Plan years, respectively.

Participants direct the investment of their contributions, employer matching and employer non-elective contributions into various investment options offered by the Plan as discussed in Note 3. Participants may change their contribution elections and prospective investment elections on a daily basis and reallocate the investment of their existing account balance either daily or every seven business days (if subject to applicable trading restrictions) depending on the investment.

Newly eligible employees are subject to an automatic enrollment process. Unless electing otherwise, employees who become newly eligible will be enrolled with a default 6 percent deferral of their base eligible pay and their default investment election is to the Model Portfolio - Moderately Aggressive Fund.

Vesting and Distribution Provisions
Participants are fully vested in their participant contributions and earnings thereon. Participants become fully vested in employer matching and non-elective contributions and the earnings thereon upon completion of three years of service with the Company. Upon termination of employment for any reason, including death or retirement, the balance in participants' accounts is distributable in a single lump sum cash payment unless the participant (or beneficiary) elects to receive periodic withdrawals. Participants also have the option to leave their vested account balance in the Plan, subject to certain limitations. A participant also may elect to receive a distribution of Company shares in kind up to the amount of the participant's balance in the Caterpillar Stock Fund. The value of any full or fractional shares paid in cash will be based upon the average price per share the Trustee receives from sales of Company shares for the purpose of making the distribution.

Company contributions forfeited by terminated participants are used to reduce future Company contributions to the Plan. The amounts forfeited and used to reduce future Company contributions for the years ended December 31, 2011 and 2010 were $214,000 and $968,000, respectively.

Participant Notes Receivable
The Plan provides for participant loans against eligible participants' account balances. Eligible participants obtain loans by filing a loan application with the Plan's recordkeeper and receiving all requisite approvals. Loan amounts are generally limited to the lesser of $50,000 or 50 percent of the individual participant's vested account balance, with certain regulatory restrictions. Each loan specifies a repayment period that cannot extend beyond five years. However, the five-year limit shall not apply to any loan used to acquire any dwelling unit which within a reasonable time is to be used (determined at the time the loan is made) as the principal residence of the participant. Loans bear interest at the prime interest rate plus 1 percent, as determined at the time of loan origination. Loans that transferred to the Plan due to acquisitions are based upon the terms of the plan agreement in effect at the time of loan origination which may be different than the terms of the Plan. Repayments, including interest, are made through after-tax payroll deductions and are credited to the individual participant's account balance. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest. At December 31, 2011, participant loans have various maturity dates through May 28, 2021, with varying interest rates ranging from 4.25 to 9.25 percent.

Administration
The Plan is administered by the Company. Pursuant to procedures adopted by the Company, responsibility for the Plan's non-financial matters has been assigned to the U.S. Benefits Manager and responsibility for the Plan's financial matters has been assigned to the Caterpillar Inc. Benefit Funds Committee. Caterpillar Inc. and the Benefit Funds Committee have entered into a trust agreement with The Northern Trust Company (the “Trustee”) to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan at any time to terminate the Plan subject to provisions of ERISA and the provisions of the collective bargaining agreements. In the event of Plan termination, Plan assets will be distributed in accordance with the provisions of the Plan.

Plan Qualification
The Plan obtained its latest determination letter on December 8, 2011, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended subsequent to the period covered by the determination letter, the Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2007.

Plan Amendment
On February 28, 2011, the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (“UAW”) and the Company reached a new six-year labor agreement that will expire on March 1, 2017. On January 1, 2016, or as soon as administratively practicable thereafter, account balances in the Company's Tax Deferred Savings Plan (“TDSP”) for participants covered by the new labor agreement will be transferred to the Plan. At the same time, active UAW employees that were eligible for the Non-Contributory Pension Plan (“NCP”) and TDSP shall become eligible for various provisions of the Plan including employee salary deferrals, employer matching contributions and an annual employer non-elective contribution. In addition, the Company has agreed to make a one-time contribution of $8 million to the Plan in 2016. The contribution will be allocated equally between former TDSP participants covered by the new labor agreement that are actively employed and are not eligible to retire under the terms of NCP on January 1, 2016. The contribution was included as an Employer contributions receivable in the Statements of Net Assets Available for Benefits and as an Employer contribution in the Statements of Changes in Net Assets Available for Benefits for the Plan year ending December 31, 2011. Plan participants covered by other labor agreements were not impacted by the new UAW agreement.

Legal Settlement
During 2010, the Company finalized its settlement of a class action lawsuit filed in the U.S. District Court for the Central District of Illinois that named as defendants Caterpillar Inc., the Benefit Funds Committee of Caterpillar Inc. and Caterpillar Investment Management Ltd. The complaint alleged that the defendants breached fiduciary duties under ERISA by, among other things, including as plan investment options certain mutual funds affiliated with the Company and allowing certain fees and expenses. The defendants denied and continue to deny all claims asserted in the complaint.

The settlement amount of $16.5 million was paid by the Company into a qualified settlement fund. The settlement also provided for certain affirmative relief, involving a participant disclosure obligation and oversight for a limited period of time of the affected Company sponsored plans by an independent monitor. Individuals eligible to participate in the settlement include primarily those persons who, at any time between July 1, 1992 and September 10, 2009, had an account in one or more of the affected Company sponsored plans. The net settlement amount, minus applicable fees and expenses, was allocated to eligible class members' accounts if they had an account in one or more of the affected Company sponsored plans as of September 10, 2009 and at the time the settlement payments were made on December 30, 2010. If the accounts were closed or reduced to a balance of zero before September 10, 2009 or before the settlement payments were made, the settlement payment was paid in the form of a check from the settlement administrator. The total net settlement amount allocated to eligible class members of the affected Company sponsored plans on December 30, 2010 was approximately $9.6 million, of which approximately $7.6 million was allocated to participant accounts that had balances greater than zero in the affected Company sponsored defined contribution plans and approximately $2.0 million was paid in the form of a check from the settlement administrator. The amount allocated to Plan participants with balances greater than zero on December 30, 2010 was $398,000.

2.	Summary of Significant Accounting Policies

New Accounting Guidance
Fair value measurements - In January 2010, the FASB issued guidance that requires the gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and 2 fair value measurements. It also clarified existing disclosure requirements regarding the level of disaggregation of fair value measurements and disclosures on inputs. With the exception of the gross presentation of activity within the Level 3 fair value measurement roll forward, which was adopted for the Plan year ending December 31, 2011, the guidance was adopted for the Plan year ending December 31, 2010. The adoption of this guidance did not have a material impact on the Plan's financial statements.

Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs - In May 2011, the FASB issued guidance that converged the fair value measurement guidance in U.S. GAAP and the International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of the existing fair value measurement requirements, while other amendments change a particular principle or requirement for disclosing information about fair value measurements. The amendments are to be applied prospectively for the Plan year ending December 31, 2012. The Plan's management believes that the adoption of this guidance will not have a material impact on the Plan's financial statements.

Basis of Accounting
The Plan's accounts are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments
The Plan's interest in the Master Trust is valued as described in Note 4. Investments included in the participant directed brokerage account are valued at quoted market prices, which, for registered investment companies, represent the net asset value of shares held by the Plan at year-end. Interest on investments is recorded as earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses
The Plan accrues 6 basis points annually of the fair value of the assets of each investment fund, which is transferred monthly from the Caterpillar Investment Trust into a holding account to pay expenses as they come due. The amount accumulated in the holding account is used to pay certain administrative expenses that have been approved by the Benefit Funds Committee including recordkeeping fees, trustee fees, plan education and audit fees. The Company pays any administrative expenses, excluding applicable expenses paid directly from participant accounts described below, which exceed amounts accrued annually by the Plan.

In addition, certain administrative expenses are paid directly from participant accounts. These administrative expenses include quarterly fees for participants invested in the participant directed brokerage option, quarterly fees for participants that utilize managed account services and processing fees for qualified domestic relations orders.

Withdrawals
Withdrawals are recorded when paid.

Transfers
Transfers to/from other plans generally represent account balance transfers for participants who transfer from one plan to another plan primarily due to employment status changes.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Company believes the techniques and assumptions used in establishing these amounts are appropriate.

Risks and Uncertainties
The Plan invests in a combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits. At December 31, 2011 and 2010, approximately 33 percent and 36 percent of the Plan's investments were invested in Caterpillar Inc. common stock, respectively.

Reclassifications
Certain amounts from the prior year have been reclassified to conform to the current-year financial statements and footnote presentation.

3.	Investment Programs
The investment options available to participants consist of four main categories: core investments, model portfolios, Caterpillar stock and a brokerage account.

The core options consist of eleven investment choices, each representing a different asset class but collectively offering a broad range of investment alternatives with varying levels of risk and potential returns.

The model portfolios contain a specific mix of the Plan's core investments. Each portfolio's mix of stocks and bonds is automatically rebalanced on the last business day of each calendar quarter. The targeted percentage of stocks and bonds in each of the model portfolios is as follows:

*	Conservative	20% stocks and 80% bonds
*	Moderately Conservative	40% stocks and 60% bonds
*	Moderately Aggressive	60% stocks and 40% bonds
*	Aggressive	80% stocks and 20% bonds

The Caterpillar Stock Fund consists of Caterpillar Inc. common stock and a small amount of cash equivalents.

The brokerage account option allows participants to invest in other investments outside of the standard Plan options. Hewitt Financial Services is the custodian for funds invested through this participant directed option. Investments in the participant directed brokerage account primarily consists of registered investment companies. The net investment income (loss) for the participant directed brokerage account primarily consists of net appreciation (depreciation) in the fair value of investments in registered investment companies.

4.	Master Trust
The Plan's investments are held in the Caterpillar Investment Trust, which was established for the investment of the Plan and other Company sponsored retirement plans. The Northern Trust Company is the Trustee of the Caterpillar Investment Trust and the custodian for funds invested through the core options, model portfolios and the Caterpillar Stock Fund (the funds invested through the core options, model portfolios and the Caterpillar Stock Fund are referred to as the “Master Trust” herein). The Plan and the other Company sponsored retirement plans pool their investments in the Master Trust in exchange for a percentage of participation in the Master Trust.

The percentage of the Plan's participation in the Master Trust was determined based on the December 31, 2011 and 2010 net asset values for the investment fund options chosen by participants of each plan. At December 31, 2011 and 2010, the Plan's interest in the net assets of the Master Trust was 1.17 percent and 0.99 percent, respectively.

The net assets of the Master Trust as of December 31, 2011 and 2010 are as follows:

(in thousands of dollars)	2011	2010
ASSETS
Investments, at fair value
Caterpillar Inc. common stock	$3,299,528	$3,654,163
Common stocks	1,254,662	1,363,346
Preferred stocks	2,957	1,794
Preferred corporate bonds and notes	45,157	44,952
Other corporate bonds and notes	66,605	70,088
U.S. government securities	169,125	159,681
Fully benefit-responsive synthetic guaranteed investment contracts	915,625	874,724
Common collective trusts	905,983	618,559
Registered investment companies	1,200	1,170
Interest bearing cash	34,757	35,277
Other investments, net	27,067	26,157
	6,722,666	6,849,911

Other assets
Cash	535	430
Accrued income	7,368	4,436
Receivables for securities sold	97,840	107,065
	105,743	111,931

Total Master Trust assets	6,828,409	6,961,842

LIABILITIES
Payables for securities purchased	(129,950)	(145,768)

Adjustment from fair value to contract value for fully benefit-responsive synthetic guaranteed investment contracts	(7,773)	12,330

Master Trust assets, net	$6,690,686	$6,828,404

Plan’s interest in net Master Trust assets with fully benefit-responsive synthetic guaranteed investment contracts at contract value	$78,385	$67,614

Investments are stated at fair value. Investments in common and preferred stock are primarily valued at quoted market prices. Corporate bonds and notes and U.S. government securities are valued based on matrices or models from reputable pricing vendors. Fully benefit-responsive synthetic guaranteed investment contracts and common collective trusts are stated at net asset value, which represents the fair value of the underlying investments. Registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Master Trust. Interest bearing cash is stated at cost which approximates fair value. Other investments are primarily valued at quoted market prices, when available, or are valued based on matrices or models from reputable pricing vendors.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The underlying investments of the common collective trusts are primarily stocks, high-grade money market instruments with short maturities, corporate bonds and notes and U.S. government bonds and mortgage-backed securities. There were no unfunded commitments to purchase investments at December 31, 2011. Generally, these investments have no redemption restrictions. However, at December 31, 2011 and 2010, common collective trusts subject to redemption restrictions were $19 million and $24 million, respectively. The underlying investments of the trusts subject to redemption restrictions are primarily corporate bonds.

Net investment income (loss) of the Master Trust for the years ended December 31, 2011 and 2010 is as follows:

(in thousands of dollars)	2011	2010
Interest	$33,039	$30,819
Dividends	93,312	92,945
Net appreciation (depreciation) of the fair value of investments:
Caterpillar Inc. common stock	(60,286)	1,511,506
Common stocks	(94,329)	160,522
Preferred stocks	(349)	178
Preferred corporate bonds and notes	68	2,551
Other corporate bonds and notes	482	4,611
U.S. government securities	7,330	2,085
Common collective trusts	(5,594)	33,998
Registered investment companies	(228)	119
Other investments	(3,874)	8,902
	(156,780)	1,724,472

Investment and other expenses	(6,942)	(7,399)

Net Master Trust investment income (loss)	$(37,371)	$1,840,837

Plan interest in net investment income (loss) of the Master Trust	$(612)	$13,923

Dividend income is recorded as of the ex-dividend date. Interest income is recorded daily as earned. The Master Trust presents in net investment income (loss), the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade-date basis.

Investment Contracts
The Master Trust holds fixed income fully benefit-responsive investment contracts, referred to as synthetic guaranteed investment contracts (“synthetic GICs”), in which an investment contract is issued by an insurance company or a financial services institution. The synthetic GICs, designed to help preserve principal and provide a stable crediting rate of interest, are fully benefit-responsive and provide that plan participant initiated withdrawals will be paid at contract value. The synthetic GICs are backed by a portfolio of fixed income investments, consisting of a common collective trust bond fund, which are effectively owned by the Plan. The assets underlying the synthetic GICs are maintained by a third party custodian, separate from the contract issuer's general assets. The synthetic GICs are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses of the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, usually over the duration of the underlying assets, through adjustments to the future interest crediting rate. The future interest crediting rate can be adjusted periodically and is primarily based on the current yield-to-maturity of the covered investment, plus or minus amortization of the difference between the market value and contract value of the covered investment over the duration of the covered investment at the time of computation. The issuers guarantee that all qualified participant withdrawals will occur at contract value. There are no reserves against contract value for credit risks of the contract issuers or otherwise.

Employer initiated events, if material, may affect the underlying economics of the investment contracts. These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events. The occurrence of one or more employer initiated events could limit the Plan's ability to transact at contract value with the issuers. Except for the employer initiated events above, the synthetic GICs do not permit the issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value. As of December 31, 2011, the Company does not believe that the occurrence of an event that would limit the ability of the Plan to transact at contract value with the issuers is probable.

A summary of the average yields for the synthetic GICs are as follows:

Average Yields	December 31, 2011	December 31, 2010
Based on actual income	2.25%	3.36%
Based on interest rate credited to participants	2.47%	2.27%

The guidance on reporting of fully benefit-responsive investment contracts requires the Statements of Net Assets Available for Benefits to present the fair value of the synthetic GICs, as well as an adjustment of the fully benefit-responsive synthetic GICs from fair value to contract value.

Fair Value Measurements
The guidance on fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally-developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•	Level 1 - Quoted prices for identical instruments in active markets.

•
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3 - Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, quoted market prices are used to determine fair value and such measurements are classified within Level 1. In some cases where market prices are not available, observable market based inputs are used to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The significance of transfers between levels was evaluated based upon the nature of the financial instrument and size of the transfer relative to total net Master Trust assets. For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of levels 1, 2 or 3.

Master Trust assets and liabilities that are measured at fair value as of December 31, 2011 and 2010 are summarized below:

	Fair Value Measurements as of December 31, 2011
(in thousands of dollars)	Level 1	Level 2	Total
Stocks:
U.S.	$4,276,401	$1,099	$4,277,500
Non-U.S.	279,647	—	279,647
Corporate bonds and notes:
U.S.	—	111,762	111,762
U.S. government securities:
Agency mortgage-backed securities	—	117,258	117,258
Bonds	—	51,867	51,867
Fully benefit-responsive synthetic guaranteed investment contracts	—	915,625	915,625
Common collective trusts:
Stocks	—	356,017	356,017
Cash and cash equivalents	—	260,325	260,325
Corporate bonds	—	156,236	156,236
U.S. government securities	—	133,405	133,405
Registered investment companies	1,200	—	1,200
Interest bearing cash	34,757	—	34,757
Other investments, net	12,559	14,508	27,067
Total assets and liabilities	$4,604,564	$2,118,102	$6,722,666

	Fair Value Measurements as of December 31, 2010
(in thousands of dollars)	Level 1	Level 2	Total
Stocks:
U.S.	$4,633,650	$—	$4,633,650
Non-U.S.	385,653	—	385,653
Corporate bonds and notes:
U.S.	—	103,324	103,324
Non-U.S.	—	11,716	11,716
U.S. government securities:
Agency mortgage-backed securities	—	111,190	111,190
Bonds	—	48,491	48,491
Fully benefit-responsive synthetic guaranteed investment contracts	—	874,724	874,724
Common collective trusts:
Cash and cash equivalents	—	318,795	318,795
Stocks	—	157,252	157,252
Corporate bonds	—	142,512	142,512
Registered investment companies	1,170	—	1,170
Interest bearing cash	35,277	—	35,277
Other investments, net	16,319	9,838	26,157
Total assets and liabilities	$5,072,069	$1,777,842	$6,849,911

Plan assets not included in the Master Trust that are measured at fair value as of December 31, 2011 and 2010 are summarized below:

	Fair Value Measurements as of December 31, 2011
(in thousands of dollars)	Level 1	Level 2	Total
Participant directed brokerage account	$42	$34	$76

	Fair Value Measurements as of December 31, 2010
(in thousands of dollars)	Level 1	Level 2	Total
Participant directed brokerage account	$56	$11	$67

Derivatives
Within the Master Trust, a number of investment managers use derivative financial instruments to meet fund objectives and manage exposure to foreign currency, interest rate and market fluctuations. The fair value of these derivative contracts and related appreciation (depreciation) are included in Other investments in the Net assets and Investment income (loss) of the Master Trust. All derivative financial instruments are undesignated.

Credit Contracts
Investment managers use credit default swaps to manage exposure to credit risk. A credit default swap is a contract in which, for a fee, a protection seller agrees to pay a protection buyer an amount resulting from a credit event on a reference entity. If there is no credit default event or settlement trigger, as defined by the specific derivative contract, then the protection seller makes no payments to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs as defined in the specific derivative contract sold, the protection seller will be required to make a payment to the protection buyer. The Master Trust holds credit default swaps both as a protection seller and protection buyer.

The following table summarizes the credit default swaps held by the Master Trust as a protection seller. The maximum potential amount of future payments under credit derivative contracts presented below is the notional value of the derivatives.

(in thousands of dollars)	December 31, 2011		December 31, 2010
	Credit Default Swaps		Credit Default Swaps
Protection Seller Contract Type	Notional	Fair	Notional	Fair
	Value	Value	Value	Value
Single issuer	$1,210	$(51)	$1,520	$11
Index of North American issuers
High yield	—	—	900	46
Index of mortgage securities	1,962	(199)	493	25
Total protection seller credit default swaps	$3,172	$(250)	$2,913	$82

In 2011, the Master Trust did not hold credit default swaps as a protection buyer that had identical reference entities as swaps held as a protection seller. In 2010, the notional value of the identical credit default swaps held as a protection buyer, which would reduce the potential amount of future payments as a protection seller was $0.3 million as of December 31, 2010. The Master Trust also held $2.6 million and $4.0 million notional value of credit default swaps as a protection buyer which did not offset swaps held as protection seller as of December 31, 2011 and 2010, respectively.

Equity Contracts
Equity index futures contracts are used by investment managers to invest excess cash into equity benchmarks, including the S&P 500, S&P 400 and Russell 2000.

Foreign Exchange Contracts
Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of instruments denominated in foreign currencies. Forward contracts are used by investment managers to manage foreign exchange rate risks associated with certain investments.

Interest Rate Contracts
Interest rate movements create a degree of risk by affecting the amount of interest payments and the value of debt instruments. Investment managers use interest rate swaps, total return swaps, futures contracts, options and swaptions to manage interest rate risk.

The following table summarizes the location and fair value of derivative instruments reported in the Net assets of the Master Trust:

(in thousands of dollars)		December 31, 2011		December 31, 2010
Undesignated	Master Trust	Fair Value		Fair Value
Contracts	Classification	Asset	Liability	Asset	Liability
Credit contracts	Other investments	$307	$(264)	$282	$(48)
Equity contracts	Other investments	—	(1)	1	—
Foreign exchange contracts	Receivables for securities sold, Payables for securities purchased *	996	(1,126)	816	(590)
Interest rate contracts	Other investments	7	(25)	30	(292)
Total fair value of derivative instruments		$1,310	$(1,416)	$1,129	$(930)

*Forward contracts are presented gross (buy side of the contract as a receivable, sell side of the contract as a payable) in the Net assets of the Master Trust. The above table shows the net position of each forward contract as an asset or liability.

The effect of derivatives on the Net investment income (loss) of the Master Trust is as follows:

(in thousands of dollars)		Year ended	Year ended
		December 31, 2011	December 31, 2010
Undesignated	Master Trust	Income (loss)	Income (loss)
Contracts	Classification	on Derivatives	on Derivatives
Credit contracts	Other investments	$(47)	$518
Equity contracts	Other investments	(1,312)	4,774
Foreign exchange contracts	Other investments	(592)	657
Interest rate contracts	Other investments	(3,222)	(845)
Total income (loss) of derivative instruments		$(5,173)	$5,104

The Master Trust continually monitors its positions with, and the credit quality of, the major financial institutions which are counterparties to its financial instruments, and does not anticipate nonperformance by these counterparties. To mitigate the credit risk of certain derivative financial instruments, investment managers use International Swaps and Derivatives Association (ISDA) agreements with the counterparties. These agreements include provisions that permit netting exposures within similar derivative types and posting collateral if required.

5.	Parties-in-Interest
The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in securities of the Company.

The investment options available to the participants as summarized in Note 3 include the Caterpillar Stock Fund. The Master Trust also invests in the U.S. Equity Broad Index Fund, International Broad Index Fund, and Bond Index Fund, which are sponsored and managed by The Northern Trust Company, the Trustee for the Master Trust. The Northern Trust Company also manages the cash equitization portion of each of the investment options for liquidity purposes. These transactions, as well as participant loans, qualify as exempt party-in-interest transactions.

6.	Reconciliation of Financial Statements to Form 5500
The following table reconciles the net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2011	2010
Net assets available for benefits per financial statements	$101,708	$78,956
Certain deemed distributions of participant loans	(1,012)	(462)
Net assets per Form 5500	$100,696	$78,494

Supplemental Schedule

Caterpillar Inc. Tax Deferred Retirement Plan
EIN 37-0602744 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2011
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Plan's interest in the Caterpillar Investment Trust	Master Trust – at fair value	**	$78,444,559
*	Plan's interest in the Caterpillar Investment Trust	Master Trust – adjustment from fair value to contract value for fully benefit-responsive synthetic guaranteed investment contracts	**	(59,675)
*	Hewitt Financial Services	Participant directed brokerage account	**	75,850
*	Participant notes receivable	Participant loans (various maturity dates through May 28, 2021, various interest rates ranging from 4.25% to 9.25%)	—	9,791,801
		Total Investments		$88,252,535
* Denotes party in interest.
** Cost information is not applicable for participant directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CATERPILLAR INC. TAX DEFERRED RETIREMENT PLAN

June 26, 2012	By:	/s/LeAnne K. Moritz
		Name:	LeAnne K. Moritz
		Title:	Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm